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Exhibit 14.1

UNITEDGLOBALCOM, INC. GROUP OF COMPANIES

Code of Ethics for Chief Executive and Senior
Financial Officers

Amended and Restated March 11, 2004

        UnitedGlobalCom, Inc. and its affiliates as defined in Rule 144(a)(1) of the U.S. Securities Act of 1933 ("the Company") is committed to conducting our business with honesty and integrity. Our Code of Business Conduct is intended to help all employees focus on the duty owed to each other, to the Company's stockholders and to others with whom the Company does business and to conduct themselves honestly and ethically.

        The Company's Code of Business Conduct applies to all directors and employees of the Company, including the Chief Executive Officer, the Chief Financial Officer, the Principal Accounting Officer and other senior financial officers. In addition to being bound by the Code of Business Conduct's provisions about ethical conduct, conflicts of interest and compliance with law, the Company has adopted the following Code of Ethics specifically for its Chief Executive Officer and senior financial officers ("Senior Officers")

        The Company's Senior Officers will:

1.
Engage in honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationship.

2.
Avoid conflicts of interest and disclose promptly to the General Counsel any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest and obtain prior approval from the Audit Committee regarding the situation. A transaction or conflict of interest situation involving a Senior Officer that is fully disclosed and approved by the Audit Committee, will not be deemed to violate this Code.

3.
Use their best efforts to make full, fair, accurate, timely and understandable financial disclosure in reports and documents filed by the Company with the Securities and Exchange Commission and in other public communications made by the Company.

4.
Use their best efforts to maintain the Company's accounting records in accordance with all applicable laws, and ensure that the accounting records are properly supported and classified, and do not contain any false or misleading entries.

5.
Be responsible for the Company's system of internal financial controls. You shall promptly bring to the attention of the General Counsel and the Audit Committee any information you may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data, or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

6.
Comply with applicable governmental laws, rules and regulations.

7.
Promptly report any possible violation of this Code of Ethics to the General Counsel.

        The Senior Officers shall not take any action, directly or indirectly, to fraudulently influence, coerce, manipulate or mislead the Company or its subsidiaries' independent public auditors for the purpose of rendering the financial statements of the Company or its subsidiaries misleading.

        The Senior Officers will be held accountable for adherence to this Code of Ethics. The failure to observe the terms of this Code of Ethics may result in disciplinary action, up to and including termination of employment. Violations of this Code of Ethics may also constitute violations of law and may result in civil and criminal penalties. If a Senior Officer has any questions regarding the best course of action in a particular situation, he/she should promptly contact the General Counsel. A Senior Officer may choose to remain anonymous in reporting any possible violation of this Code of Ethics.

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  Exhibit 14.1